Media release

Rio Tinto board changes

20 June 2017

Rio Tinto senior independent director John Varley has resigned as a non-executive director and will step down from the board with immediate effect. Mr Varley joined the Rio Tinto board in September 2011 and was also the chair of the Remuneration Committee.

Rio Tinto chairman Jan du Plessis said "I am very grateful for John’s outstanding contribution over the five or so years he has been on the board. The board holds him in the highest regard and will miss his valuable insight. Personally, I am not only losing a senior independent director, but a close colleague, whose wisdom and support I am going to miss tremendously. On behalf of the board I wish John the very best for the future".

An announcement about the appointment of a new senior independent director and chair of the Remuneration Committee will be made in due course.

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